EXHIBIT (3)(b)(5)
                        AMENDMENT TO
                     RESTATED BYLAWS OF
                FLORIDA ROCK INDUSTRIES, INC.


      The Restated Bylaws of Florida Rock Industries, Inc., be, and hereby are, amended to delete the existing Section
1. of Article II, entitled "Annual Meeting," in its entirety and replace it with the following new Article II, Section 1.:

      Section 1. Annual Meeting. The annual meeting of the stockholders shall be held on any business day selected by the Board of Directors in the second quarter of the Corporation's fiscal year, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated herein for any annual meeting of stockholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as conveniently may be.


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